Exhibit 2.1

Twelve Seas Investment Company
135 East 57th Street, 18th Floor,
New York, New York

April 30, 2019

Brooge Petroleum And Gas Investment Company FZE
4th Floor, Al Sayegh Building, Hamdan Street
Abu Dhabi, UAE
Attn: Mr. Nicolaas Paardenkooper

Re:    Extension of Delivery Dates under the Business Combination Agreement

Dear Nicolaas,

Reference is made to that certain Business Combination Agreement, dated as of April 15, 2019 (as it may be amended, the “Business Combination Agreement”), by and among Twelve Seas Investment Company, a Cayman Islands exempted company (“Purchaser”), Brooge Holdings Limited, a Cayman Islands exempted company (“Pubco”), Brooge Merger Sub Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of Pubco, Brooge Petroleum And Gas Investment Company FZE, a company formed under the laws of the Fujairah Free Zone, UAE (the “Company”), and each shareholder of the Company that executes and delivers a joinder agreement to become a Seller party thereunder. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Business Combination Agreement.

The Business Combination Agreement requires (i) in Section 2.5(a) thereof for Pubco, the Sellers and the Escrow Agent to enter into the Escrow Agreement, (ii) in Section 7.20 thereof for the Company to deliver to Purchaser the Company Schedules, and (iii) in Section 7.21 thereof for the Company to deliver to Purchaser the Joinder Documents for each shareholder of the Company, in each case of clauses (i) through (iii) on or prior to April 30, 2019 (or such later date prior to the Closing as mutually agreed by Purchaser and the Company), and Sections 9.1(i), 9.1(j) and 9.1(k) of the Business Combination Agreement permit Purchaser to terminate the Business Combination Agreement if any of such conditions are not satisfied on or prior to April 30, 2019 (or such later date prior to the Closing as mutually agreed by Purchaser and the Company).

In accordance with the provisions of the Business Combination Agreement, Purchaser and the Company hereby mutually agree that the April 30, 2019 date set forth in Sections 2.5(a), 7.20, 7.21, 9.1(i), 9.1(j) and 9.1(k) of the Business Combination Agreement is hereby extended to May 10, 2019 (or such later date prior to the Closing as mutually agreed by Purchaser and the Company).

The terms of this letter shall be governed, enforced, construed and interpreted in a manner consistent with the provisions of the Business Combination Agreement. Except as expressly provided in this letter, all of the terms and provisions in the Business Combination Agreement are and shall remain in full force and effect, on the terms and subject to the conditions set forth therein. This letter does not constitute, directly or by implication, an amendment, modification or waiver of any provision of the Business Combination Agreement, or any other right, remedy, power or privilege of any party to the Business Combination Agreement, except as expressly set forth herein.

{Remainder of Page Intentionally Left Blank; Signature page follows}

Please indicate your agreement to the foregoing by signing in the space provided below.

Twelve Seas Investment Company

By:	/s/ Stephen N. Cannon
Name:	Stephen N. Cannon
Title:	Chief Financial Officer

Accepted and agreed, effective as of the date first set forth above:

BROOGE PETROLEUM AND GAS INVESTMENT COMPANY FZE

By:	/s/ Nicolaas L. Paardenkooper
Name:	Nicolaas L. Paardenkooper
Title:	Chief Executive Officer

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